

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Zou Junming Terence
Chief Executive Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

> **Re: Ryde Group Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed February 6, 2024**
> **File No. 333-274283**

Dear Zou Junming Terence:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed February 6, 2024

Capitalization, page 44

1.   We read your response to prior comment 1. Please tell us how you determined the fair value of the 2,086,561 Class A Ordinary Shares issued to consultants and 1,131,715 Class A Ordinary Shares issued to your employees pursuant to the Scheme and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Also, please tell us your consideration of disclosing how you accounted for the 2,086,561 Class A Ordinary Shares issued to consultants and 1,131,715 Class A Ordinary Shares issued to your employees in your Capitalization Table.

Zou Junming Terence
Ryde Group Ltd
February 9, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

                                               Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Meng Ding